China Yuchai International Appoints Weng Ming Hoh as President

Singapore, Singapore – July 15, 2013 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that its Board of Directors has approved the appointment of Mr. Weng Ming Hoh as President of the Company effective July 17, 2013. Mr. Kok Ho Leong, who has been holding the dual positions of acting President and Chief Financial Officer since the departure of the previous President on May 31, 2013, will, with Mr. Hoh’s appointment, relinquish his role as acting President.

Mr. Hoh possesses more than 25 years of accounting and financial management experience with extensive regional exposure. He has previously held various positions of responsibility within China Yuchai including Financial Controller, Chief Financial Officer and acting President. Mr. Hoh has been a Director of China Yuchai since November 11, 2011 when he was appointed Chief Financial Officer of Hong Leong Asia Ltd (“HLA”), China Yuchai’s parent company. Mr. Hoh will relinquish his position as Chief Financial Officer of HLA to assume the Presidency of China Yuchai. Mr. Hoh has a Bachelor of Commerce Degree in Accountancy and an M.B.A. degree. He is a Chartered Accountant in New Zealand and Malaysia, and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

The Board of Directors warmly welcomes Weng Ming back as President of the Company and believes that his extensive and varied China experience as well as deep familiarity with China Yuchai’s operations will benefit the Company greatly.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-duty and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2012, GYMCL sold 431,350 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com
dixon.chen@grayling.com